Filed by Spirit Airlines, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Spirit Airlines, Inc. SEC File No.: 001-35186 Date: May 25, 2022 On May 25, 2022, Spirit Airlines, Inc. (“Spirit”) made available the following investor presentation at www.ir.spirit.com, and Spirit provided such investor presentation to Institutional Shareholder Services Inc. (“ISS”) and Glass Lewis in connection with separate meetings held earlier that same day.

Spirit + Frontier: Creating America’s Most Competitive Ultra-Low Fare Airline May 25, 2022

Important Legal Notices Additional Information About the JetBlue Tender Offer Spirit has filed a solicitation/recommendation statement with respect to the tender offer with the Securities and Exchange Commission (“SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE TENDER OFFER AND OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. You will be able to obtain free copies of the solicitation/recommendation statement with respect to the tender offer and other documents filed with the SEC by Spirit through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the documents filed with the SEC by Spirit on Spirit’s Investor Relations website at https://ir.spirit.com. No Offer or Solicitation This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Important Additional Information Will be Filed with the SEC Frontier has filed with the Securities and Exchange Commission ("SEC") a Registration Statement on Form S-4 in connection with the proposed transaction, including a definitive Information Statement/Prospectus of Frontier and a definitive Proxy Statement of Spirit. The Form S-4 was declared effective on May 11, 2022 and the prospectus/proxy statement was first mailed to Spirit stockholders on May 11, 2022. Frontier and Spirit also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/ INFORMATION STATEMENT/ PROSPECTUS/ PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED BY FRONTIER OR SPIRIT WITH THE SEC IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FRONTIER, SPIRIT, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders are able to obtain free copies of the Registration Statement and the definitive Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by Frontier and Spirit through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the information statement and the proxy statement and other documents filed with the SEC by Frontier and Spirit on Frontier's Investor Relations website at https://ir.flyfrontier.com and on Spirit's Investor Relations website at https://ir.spirit.com. Participants in the Solicitation Frontier and Spirit, and certain of their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the Merger Agreement. Information regarding Frontier’s directors and executive officers is contained in Frontier’s definitive proxy statement, which was filed with the SEC on April 13, 2022. Information regarding Spirit’s directors and executive officers is contained in Spirit’s definitive proxy statement, which was filed with the SEC on March 30, 2022.

Cautionary Statement Regarding Forward-Looking Information Certain statements in this communication, including statements concerning Frontier, Spirit, JetBlue, the proposed transactions and other matters, should be considered forward-looking within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Frontier’s, Spirit’s and JetBlue’s current expectations and beliefs with respect to certain current and future events and anticipated financial and operating performance. Such forward- looking statements are and will be subject to many risks and uncertainties relating to Frontier’s, Spirit’s and JetBlue’s operations and business environment that may cause actual results to differ materially from any future results expressed or implied in such forward looking statements. Words such as “expects,” “will,” “plans,” “intends,” “anticipates,” “indicates,” “remains,” “believes,” “estimates,” “forecast,” “guidance,” “outlook,” “goals,” “targets” and other similar expressions are intended to identify forward-looking statements. Additionally, forward-looking statements include statements that do not relate solely to historical facts, such as statements which identify uncertainties or trends, discuss the possible future effects of current known trends or uncertainties, or which indicate that the future effects of known trends or uncertainties cannot be predicted, guaranteed, or assured. All forward-looking statements in this communication are based upon information available to Frontier and Spirit on the date of this communication. Frontier and Spirit undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances, or otherwise, except as required by applicable law. All written and oral forward-looking statements concerning the Frontier merger or other matters addressed in this communication and attributable to Frontier, Spirit, JetBlue or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this communication. Actual results could differ materially from these forward-looking statements due to numerous factors including, without limitation, the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Frontier Merger Agreement; failure to obtain applicable regulatory or Spirit stockholder approval in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure of the parties to consummate the transaction; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; demand for the combined company’s services; the growth, change and competitive landscape of the markets in which the combined company participates; expected seasonality trends; diversion of managements’ attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; risks related to investor and rating agency perceptions of each of the parties and their respective business, operations, financial condition and the industry in which they operate; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction; that Frontier’s cash and cash equivalents balances, together with the availability under certain credit facilities made available to Frontier and certain of its subsidiaries under its existing credit agreements, will be sufficient to fund Frontier’s operations including capital expenditures over the next 12 months; Frontier’s expectation that based on the information presently known to management, the potential liability related to Frontier’s current litigation will not have a material adverse effect on its financial condition, cash flows or results of operations; that the COVID-19 pandemic will continue to impact the businesses of the companies; ongoing and increase in costs related to IT network security; the outcome of any discussions between JetBlue and Spirit with respect to a possible transaction, including the possibility that the parties will not agree to pursue a business combination transaction or that the terms of any such transaction will be materially different from those described herein; the conditions to the completion of the possible transaction, including the receipt of any required stockholder and regulatory approvals and, in particular, the companies’ expectation as to the likelihood of receipt of antitrust approvals; JetBlue’s ability to finance the possible transaction and the indebtedness JetBlue expects to incur in connection with the possible transaction; the possibility that JetBlue may be unable to achieve expected synergies and operating efficiencies within the expected timeframes or at all and to successfully integrate Spirit’s operations with those of JetBlue, and the possibility that such integration may be more difficult, time-consuming or costly than expected or that operating costs and business disruption (including, without limitation, disruptions in relationships with employees, customers or suppliers) may be greater than expected in connection with the possible transaction; and other risks and uncertainties set forth from time to time under the sections captioned “Risk Factors” in Frontier’s, Spirit’s and JetBlue’s reports and other documents filed with the SEC from time to time, including their Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

Executive Summary    A merger with Frontier is the most financially and strategically compelling alternative available to Spirit shareholders • Spirit shareholders will receive 1.9126 shares of Frontier plus $2.13 in cash for each Spirit share they own, representing: - 48.5% pro-forma equity ownership and an economic value share in excess of 50% - Premium exceeds average precedent stock mergers – 19% premium to the undisturbed price and 26% premium to the 30-Day VWAP1,2 - Ability to participate in the post-pandemic recovery of the airline industry, with greater scale and operating efficiencies relative to Spirit standalone - Further benefits provided by $500MM of annual run-rate operating synergies A rigorous strategic process delivered not just strong economics, but a level of deal certainty which protects shareholders’ interests • Ongoing Board review of strategic alternatives for creating shareholder value, including with other potential partners, over past 5 years • Extensive regulatory diligence was integral to – not an afterthought of – the Board’s review of and its confidence in the Frontier transaction • When JetBlue – which had never previously expressed interest in a transaction – made its initial offer, the Board committed significant financial and managerial resources to exploring that proposal, particularly around increasing any potential deal’s certainty of closing JetBlue’s offer is illusory, given the substantial hurdles to regulatory approval and the context of its antitrust litigation over the NEA • The antitrust risk in JetBlue’s proposal is substantial, and invokes regulatory concerns the Frontier transaction does not • JetBlue is proposing a high-cost, high-fare airline eliminate the largest low-cost, low-fare airline, resulting in reduced capacity and increased fares to travelers – making it highly unlikely to be approved • JetBlue’s Northeast Alliance (NEA)—which the DOJ has challenged as a de facto anticompetitive merger between American Airlines and JetBlue—substantially increases the risk to winning antitrust approval for JetBlue to acquire Spirit • Despite four weeks of mutual diligence into and discussions about remedying the significant antitrust risks inherent in its bid for Spirit, JetBlue was – and remains – unwilling to provide necessary and appropriate protections for Spirit shareholders 1 Source: FactSet. 1. Data as of February 4, 2022 2. Data reflects average premiums for all-stock U.S. M&A transactions announced between 2007 and 2021 with transaction value over $500mm and 35-65% pro forma target ownership.

Beyond a relatively high upfront premium compared to precedent stock mergers, Frontier merger offers additional value through continued ownership of the combined company:  Airline share prices have 68% upside to pre-pandemic levels; as the sector recovery takes hold, only a stock-for-stock transaction allows shareholders to participate in that recovery  A merger with Frontier would create a stronger, more effective, national ultra-low fare competitor to the Big 4 – which offers additional value creation potential beyond the sector recovery – while improving operational matters such as recoverability during irregular operations  An all-cash offer does not include any incremental value from continuing ownership Precedent Average Stock-for-Stock Merger Premiums (%)(1) Source: FactSet. 1. Data reflects average premiums for all-stock U.S. M&A transactions announced between 2007 and 2021 with transaction value over $500mm and 35-65% pro forma target ownership. 2. Premium based on the 30 trading-day volume-weighted average prices of Frontier and Spirit as of 2/4/2022. 3. Represents premium to Spirit’s closing share price on 2/4/2022. 10% 11% 18% 12% 16% 15% 5% 12% 13% 13% 13% 11% 17% 8% 6% 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 Frontier Merger Premium at Announcement(3): 19% Frontier 30-Day VWAP Merger Premium at Announcement(2): 26% The Frontier Merger Offers Compelling Value Now, Plus the Economic Upside of Continued Ownership Economic Upside from Continued Ownership A premium at the high end of average precedent transactions, paired with ongoing participation in the expected growth of the combined airline 2

An All-Cash Acquisition Would Strand Shareholders on the Tarmac as the Recovery Takes Off

Airline share prices have 68% upside to pre-pandemic levels, and net income remains at just 19% of 2019A levels; only a stock-for-stock transaction allows shareholders to participate in the recovery

Airline Stocks Remain Well Below Pre-Pandemic Levels...

(JETS Index)



Airline Stocks Have 68% Upside to Pre-Pandemic Levels
Jan-20
May-20
Sep-20
Jan-21
May-21
Sep-21
Jan-22
May-22

...With Earnings Recovery in Early Innings

(Airline Industry Net Income / 2019A Net Income [1][2])



100%
We are here...
107%
83%
19%
(106%)
...recovery to pre-pandemic levels continues here...
...and expect to exceed pre-pandemic levels here
2019A
2021A
2022E
2023E
2024E

Source: Capital IQ, Company Filings.

1. Market data as of May 20, 2022. Airline industry net income estimated based on AAL, ALGT, ALK, DAL, JBLU, LUV, SAVE, UAL, ULCC net income.
2. Historical non-GAAP net income as reported in Company Filings. Forecasted net income based on Wall Street estimates.

3

A Merger with Frontier Optimally Positions Spirit Shareholders For the Sector's Long-term Recovery

The Frontier transaction provides shareholder with a substantial value creation opportunity by capitalizing on synergies, fully participating in the pandemic recovery, and realizing growth from new aircraft


48.5% of Frontier + Spirit Combination
Cash Consideration to Spirit[1]
48.5% of $3.85+ Billion Synergy Value[2]
Participation in Industry Recovery to Pre-Pandemic Performance
Participation in the Growth from 350 New Aircraft
The significant potential upside to current share price is further enhanced by a Frontier transaction


Illustrative Spirit Value per Share, Pro Forma for Frontier Merger[3][4]
$50
$56
$61
2024E P/E
10x
11x
12x

Source: Capital IQ, Company Filings, Broker Reports, Synergies Estimates.

1. Cash consideration of $2.13 per share.
2. Represents Spirit shareholder's 48.5% share of illustrative market value of run-rate operating synergies of $500MM, calculated at 11x P/E ratio assuming an effective tax rate of 22.7%, less one-time costs to achieve of $400MM.
3. Market data as of May 20, 2022.
4. Illustrative value per share based on Spirit shareholder's 48.5% share of pro forma 2024E Spirit and Frontier net income of $826MM based on Wall Street estimates, divided by current fully diluted shares outstanding, plus cash consideration of $2.13. Includes illustrative market value of run-rate operating synergies of $500MM, calculated at each P/E ratio assuming an effective tax rate of 22.7%, less one-time costs to achieve of $400MM. Not intended as a prediction of future trading prices.

4

Expect annual run-rate operating synergies of $500MM1 − Primarily driven by scale efficiencies and procurement savings across the enterprise Approximately $400MM of annual synergies are network benefits; the remaining $100MM relate to cost synergies Synergy estimates were developed through bottom-up analysis with the assistance of third-party consultants, including Campbell-Hill Aviation Group − Synergies thesis and analysis developed over an extended period of time, with Spirit and Frontier business combination discussions explored on and off since as early as November 2016.    The Strategic Opportunity is Reinforced by $500MM of Annual Operating Synergies and Network Benefits Shareholders also benefit from substantial potential upside from future synergies 5 1. One-time costs to achieve of ~$400 million

A Merger with Frontier Creates a Much Stronger Competitor Than Spirit Standalone

Our future is brighter with Frontier…

More effective ultra-low fare competitor against the Big 4

2021A Available Seat Miles



Total Passenger Revenue per Passenger, 2019
$195
$211
$244
$128
$108
$182
$173
$109
$107
$112
The Big Four airlines are on average 80%+ more expensive per passenger than to the Combined Company
With an ultra-low base fare of only $54, customers of the Combined Company pay only for the services they value, further increasing choice and savings
American
Delta
United
Southwest
JetBlue
Alaska
Allegiant

Significant earnings growth and margin accretion, accelerated through $500MM in annualized synergies

2019A – 2026E Pro Forma EBITDAR ($MM)



% EBITDAR Margin[1]
Pro Forma Margins: 24% 27% 29% 31%
Spirit Standalone Margins: 22% 24% 25% 26%
1,682
927
755
(70)
(334)
(404)
266
110
156
1,346
736
610
2,533
1,419
1,179
(65)
3,355
50
1,768
1,537
4,152
250
2,069
1,833
5,131
500
2,424
2,207
2019A
2020A
2021A
2022E
2023E
2024E
2025E
2026E
Frontier
Spirit
Phased-in Synergies

Source: Company filings, Management Estimates.

1. Spirit standalone EBITDAR margin based on revenue and EBITDAR per management; Pro Forma EBITDAR margin based on Spirit and Frontier pro forma revenue including phased-in revenue synergies and EBITDAR per management including phased-in synergies and costs to achieve.

6

Source: Analyst Reports. Third-Party Analysts Endorse the Frontier Opportunity “ The announced merger … makes sense on a number of dimensions from fleet to business model to relative scale gains helping both direct revenue and ancillary benefits (loyalty and other).” – UBS “ Is this good for Frontier and Spirit investors? Yes, this merger always made sense…This is a merger that we have historically considered as having the highest chance of occurring in the U.S. and one that makes the most sense.” – Raymond James “ This deal (1) can benefit from economies of scale; (2) has little route overlap, which could lower regulatory risk; (3) can support both carriers’ capacity growth plans, adding to industry overcapacity; and (4) could place a ceiling on industry multiples, as the takeout was in line with historical valuation…This is a deal that makes sense.” – Bank of America Those who know us best understand how compelling the Frontier transaction is… 7 “ Long Anticipated, Highly Logical Proposed Merger…While it has been long anticipated, the announcement timing is a welcome surprise, which may catalyze broader investor interest. Common fleet type, common business model with some important execution differences.” – MKM Partners

The Board’s long-term focus on strategic opportunities led to the most compelling opportunity for shareholders Negotiating Compelling Terms Drilling Down into the Optimal Alternative The Board regularly reviews the strategic landscape, and has evaluated multiple potential alternatives to create additional shareholder value including: • Potential strategic transactions; • Possible acquisitions and divestitures; and • Business combinations and mergers Over the last 5 years, the Board engaged in preliminary discussions with a number of potential strategic partners Consistent Ongoing Focus on Strategic Opportunities A consensus emerged among directors that a combination of Spirit and Frontier had the potential to deliver compelling value to shareholders After months of diligence, the Board concluded that a Frontier merger would have the scale, breadth, and capabilities to compete more effectively and would create opportunities for future growth With a significantly expanded network, a combination of Spirit and Frontier could create more value for shareholders than all other alternatives, including Spirit remaining standalone After determining the best strategic path forward, the Board improved deal terms for Spirit shareholders, including: • In excess of 50% of economic value per share – 48.5% pro forma ownership plus $2.13 of cash / share • Obtaining a fiduciary out which would allow the Board to change its recommendation if a superior offer emerged, and reducing the breakup fee by 50 basis points The Spirit Board delivered the best possible opportunity, on compelling terms, for Spirit shareholders A Disciplined Strategic Process Optimized the Result for Shareholders 8

Despite the poorly thought-out proposal, Spirit’s Board engaged extensively to understand if a superior offer was possible × Initial proposal came 7 weeks after our announcement of a definitive agreement with Frontier × Despite speaking with Spirit several times over the years, JetBlue never previously indicated any interest in a combination × After taking 7 weeks once the clock started ticking to develop its proposal, JetBlue still did not bring a proposal the Board could have said “yes” to × Provided no compelling plan to resolve regulatory concerns × Offer cannot close until regulatory approval is obtained, which is highly unlikely × Failed to include an agreement to terminate JetBlue’s NEA or commit to other concrete divestitures that would likely be sufficient to obtain regulatory approval × × • Immediately took the steps necessary under the merger agreement to begin engagement with JetBlue • Entered into an NDA and hired external advisors to begin extensive regulatory investigation • Committed significant financial and management resources in a 4-week review of central issue - regulatory risk • Proposed contractual provisions which would have addressed risks to Spirit shareholders     JetBlue Proposed a Poorly Thought-Out Transaction Which It Has Yet to Fully Remedy JetBlue’s Initial Unsolicited Proposal on March 29: Spirit’s Response: 9

JetBlue’s actions are inconsistent with any desire to negotiate a transaction which is likely to close × Reduced Offer by 10%: From $33/share to $30/share – with a caveat that it continued to believe Spirit was worth more × Regulatory Condition: Tender offer would need to be extended to remain open until regulatory approval is obtained, which is significantly less likely than the Frontier deal • JetBlue itself said it expects the DOJ will sue to block the transaction, which means a process could take 18 – 24 months to reach a resolution × Market Decline Condition: JetBlue can walk away from its offer if there is any decline in either the Dow Jones, the S&P 500 or the NASDAQ-100 in excess of 10%, measured from close of business on May 13, 2022 • Since JetBlue first submitted its proposal to acquire Spirit on March 29, 2022, the Dow Jones is down 11.4%, the S&P 500 is down 15.8% and the NASDAQ-100 is down 22.3%(1) × × × JetBlue Rejected Proposals to Protect Spirit Shareholders, and Lowered Its Offer 10Source: Capital IQ, Company Filings. 1. Market data as of May 20, 2022.

The JetBlue proposal presents a substantial hurdle to regulatory approval: it would be a high-cost, high-fare airline eliminating the largest low-cost, low-fare airline, which will necessarily result in reduced capacity and increased fares to travelers. The existence of the NEA—which the DOJ has challenged as anticompetitive—substantially increases the antitrust risk of the transaction. According to DOJ, the NEA amounts to a de facto merger between American and JetBlue in Boston and New York City and will not only eliminate competition in these cities “but will also harm air travelers across the country by significantly diminishing JetBlue’s incentive to compete with American elsewhere.” The claimed “JetBlue effect” is essentially the same as the effect of ULCC entry if one focuses on the percentage change in average market fares. Spirit’s additional analysis found that ULCC entry results in significantly lower absolute fares and its impact is maintained over time; the JetBlue effect, by contrast, is smaller in absolute terms and diminishes over time. To alleviate concerns about the substantial antitrust risk presented by the JetBlue transaction, Spirit reasonably proposed that JetBlue agree to take any action required to obtain regulatory clearance—including abandoning the NEA at closing—and pay a substantial reverse termination fee intended to partially compensate Spirit if the transaction failed to win antitrust clearance. JetBlue’s response—that it was unwilling to terminate the NEA—is inadequate and fails to address Spirit’s concerns. JetBlue’s proposed divestiture—of Spirit’s assets in New York and Boston and other unspecified other slots and gates—is superficial and will likely be insufficient to remedy regulators’ concerns about the NEA harming air travelers across the country. Obvious Antitrust Red Flags JetBlue’s public statements underestimate the regulatory risk of a JetBlue transaction, especially in the context of the DOJ lawsuit to stop JetBlue’s “Northeast Alliance” (NEA) with American Airlines 11 JetBlue’s Offer Presents Substantial Antitrust Risks And Has Very Low Deal Certainty

Third-Party Experts Agree That the Frontier Merger Provides Far Greater Certainty than JetBlue's Offer

Informed market participants consistently assess substantial completion risk in a JetBlue / Spirit combination

Experts Agree JetBlue's Proposal Faces Substantial Regulatory Risk…

" A big surprise to us…**greater regulatory hurdles for JBLU** since it's bigger with higher fares (i.e. JBLU/SAVE **would eliminate a ULCC** with lower fares)"

– Wolfe Research

" **We struggle with the idea** given both airlines are concentrated on the East Coast with significant operations in Fort Lauderdale, and **would suspect there will be heavy regulatory pushback**"

– MKM Partners

"The question of antitrust approvals is never easy, but in the current climate, **I would say a pass by DOJ is all but impossible"**

– Max Huffman, Indiana U. Antitrust Professor, in Law360

…In Stark Contrast to the Positive Commentary Surrounding Frontier / Spirit's Ability to Close

" **The regulatory process doesn't look challenging**…for example, of 86 overlapping nonstop domestic markets, none will consolidate to solely the combined entity"

– JP Morgan

" **Little route overlap should lead to few regulatory issues**…Other mergers have focused on network carriers with large hub exposures…not the case in this deal, and we anticipate few regulatory hurdles"

– Bank of America

" **This is a merger between two small airlines joining forces to drive greater competition**, while the NEA is about JetBlue helping a large (big = bad) airline"

– Raymond James

Source: Analyst Reports, Law360

12

Offer is illusory: JetBlue has not protected Spirit’s shareholders, offering instead a weak divestiture proposal and a reverse termination fee inadequate to address the significant closing risks Offer is illusory: The proposed JetBlue acquisition of Spirit is unlikely to be approved by regulators, who are already suing JetBlue over the anticompetitive Northeast Alliance (“NEA”) Offer is illusory: An 18-24 month timeline to closure creates enormous risk to our business – and thus to our shareholders if JetBlue ultimately does not win regulatory approval …primarily because JetBlue cannot, or will not, address the issues that create substantial obstacles to regulatory approval 13 JetBlue’s Offer is Illusory

JetBlue has Offered False and Misleading Statements to Advance its Illusory Offer

JetBlue's public statements are profoundly misleading

The Fiction	The Fact
! *"Spirit Board is Conflicted"*	✓ Bill Franke has not been involved with Spirit since he resigned from the Board and sold his last shares of Spirit over 9 years ago ✓ On Spirit's Board, 7 out of 8 members are independent – five of whom joined after Mr. Franke departed in 2013 ✓ Board has been advised by top-tier legal, economic and financial advisors, and thoroughly evaluated the proposals
! *"JetBlue's Offer is Superior"*	✓ JetBlue's offer is worthless without regulatory approval – yet JetBlue seriously underestimates regulatory risk, just as they did when establishing the NEA, which currently faces DOJ scrutiny ✓ JetBlue acknowledges the possible 2-year timeline to close, but does nothing to alleviate the risk of the value destruction Spirit will suffer while JetBlue fights with the DOJ…much less if JetBlue loses that fight
! *"Spirit Board Refused to Engage on Proposal*	✓ Spirit Board's rejection of JetBlue's proposal followed a careful, thorough review as described in our proxy statement ✓ JetBlue's own background section of its Tender Offer describes several weeks of engagement ✓ In a two-hour call with JetBlue CEO, CFO and other members of management team, Spirit answered all their due diligence questions, and JetBlue thanked our team for their openness and transparency

14

The market saw through JetBlue’s proposal, and continues to trade as though the deal is unlikely to be consummated 15 Spirit Share Price & Spread to JetBlue Offer Since April 5, 2022(1) $15 $20 $25 $30 $35 $40 4/5/2022 4/9/2022 4/13/2022 4/17/2022 4/21/2022 4/25/2022 4/29/2022 5/3/2022 Spread JetBlue Offer Spirit Share Price 5/20/2022 JetBlue’s Credibility Gap ($ / share) 4/29/20 2 5/16/2022 JetBlue announces hostile $30 tender JetBlue’s Offer is Not Credible JetBlue’s initial $33 offer made public Source: FactSet. 1. Market data as of May 20, 2022. Data presented from April 5, 2022 to April 29, 2022 ($33 per share offer) and from May 16, 2022 to May 20, 2022 ($30 per share offer).

JetBlue's Campaign Fails the Common Sense Test

	The Expected Outcome	The Common Sense
A Frontier Transaction	**Strong Regulatory Case** Ultimate Outcome: **Substantial Value Creation vs. Status Quo**	✓ ***Strong Regulatory Case:*** *A Spirit / Frontier merger is* ***pro-consumer****, delivering more ultra-low fares in more places, with* ***$1B+ of annual consumer savings*** ✓ ***Substantial Value Creation:*** • *Stock merger provides Spirit shareholders* ***exposure to full pandemic recovery*** *(in early innings) and continued airline growth* • *$500MM of annual run-rate operating synergies represents potential* ***incremental value of ~$15+ per share to Spirit shareholders***[1]
A JetBlue Transaction	**Very Low Transaction Certainty** Ultimate Outcome: **Value Destruction vs. Status Quo**	× ***Very Low Certainty:*** *JetBlue is already in litigation with DOJ over the NEA and, at its core, a JetBlue transaction would substantially raise fares for consumers –* ***how could that be approved?*** × ***Value Destruction:*** *RTF of $1.83 per share does not come anywhere close to protecting Spirit shareholders from the* ***business disruption of a botched M&A transaction****: average market underperformance of (25%) experienced by targets of failed mergers*[2]

Source: Capital IQ.

1. Illustrative value per share based on Spirit shareholder's 48.5% share of illustrative market value of run-rate operating synergies of $500MM, calculated at 10x P/E ratio assuming an effective tax rate of 22.7%, less one-time costs to achieve of $400MM, divided by current fully diluted shares outstanding.
2. Based on U.S. public transactions announced since 2016 that were withdrawn after >1 year due to lack of regulatory approvals. Target share price performance measured from unaffected date to one day following transaction withdrawn date, measured relative to performance of S&P 500 over same time period.

16

Support FOR the Frontier Transaction is the Most Compelling Path to Creating Value for Spirit Shareholders 17    A merger with Frontier is the most financially and strategically compelling alternative available to Spirit shareholders • Spirit shareholders will receive 1.9126 shares of Frontier plus $2.13 in cash for each Spirit share they own, representing: - 48.5% pro-forma equity ownership and an economic value share in excess of 50% - Premium exceeds average precedent stock mergers – 19% premium to the undisturbed price and 26% premium to the 30-Day VWAP1,2 - Ability to participate in the post-pandemic recovery of the airline industry, with greater scale and operating efficiencies relative to Spirit standalone - Further benefits provided by $500MM of annual run-rate operating synergies A rigorous strategic process delivered not just strong economics, but a level of deal certainty which protects shareholders’ interests • Ongoing Board review of strategic alternatives for creating shareholder value, including with other potential partners, over past 5 years • Extensive regulatory diligence was integral to – not an afterthought of – the Board’s review of and its confidence in the Frontier transaction • When JetBlue – which had never previously expressed interest in a transaction – made its initial offer, the Board committed significant financial and managerial resources to exploring that proposal, particularly around increasing any potential deal’s certainty of closing JetBlue’s offer is illusory, given the substantial hurdles to regulatory approval and the context of its antitrust litigation over the NEA • The antitrust risk in JetBlue’s proposal is substantial, and invokes regulatory concerns the Frontier transaction does not • JetBlue is proposing a high-cost, high-fare airline eliminate the largest low-cost, low-fare airline, resulting in reduced capacity and increased fares to travelers – making it highly unlikely to be approved • JetBlue’s Northeast Alliance (NEA)—which the DOJ has challenged as a de facto anticompetitive merger between American Airlines and JetBlue—substantially increases the risk to winning antitrust approval for JetBlue to acquire Spirit • Despite four weeks of mutual diligence into and discussions about remedying the significant antitrust risks inherent in its bid for Spirit, JetBlue was – and remains – unwilling to provide necessary and appropriate protections for Spirit shareholders Source: FactSet. 1. Data as of February 4, 2022 2. Data reflects average premiums for all-stock U.S. M&A transactions announced between 2007 and 2021 with transaction value over $500mm and 35-65% pro forma target ownership.

1212 Avenue of the Americas, 24th Floor New York, NY 10036 Telephone for Banks, Brokers, and International Shareholders: +1 212-297-0720 Shareholders may call toll-free (from the U.S. and Canada): 855-208-8903 Email: info@okapipartners.com If you have any questions, or need assistance voting your proxy card, please contact: Vote FOR the proposed transaction with Frontier Protect the Value Of Your Investment in Spirit 18

Appendix 19-23: JetBlue’s Regulatory Issues with the NEA Are Instructive 24-25: JetBlue May Have Motives Other than Acquiring Spirit

Is JetBlue Purposefully Downplaying Its Substantial Regulatory Risk?

JetBlue's Claim	Reality
"Combined Spirit / Frontier and JetBlue / Frontier will be approximately the same size"	✓ Not about size, but about type of carrier – **JetBlue is a high-fare carrier** ✓ **JetBlue acquisition removes the largest low-fare competitor,** affecting millions of consumers across the U.S.
"The NEA is limited and pro-competitive"	✓ If the NEA is so pro-competitive, **why is DOJ suing to block it?** ✓ The NEA is not "limited"… it is a **de facto merger between JetBlue and American Airlines** (the largest airline in the world) in the Northeast and will have a major effect in the most lucrative air travel region in the U.S. and **will harm air travelers across the country by significantly diminishing JetBlue's incentive to compete with American**
"JetBlue has solved Spirit's NEA concerns by offering to divest all of Spirit's assets in NYC and Boston"	✓ JetBlue is **expressly reserving the right to refuse any other divestiture commitments** that would materially and adversely affect the NEA ✓ If JetBlue believes that divestitures in NYC and Boston are sufficient, why would it need to explicitly carve out any other divestitures in any other markets that would materially and adversely affect the NEA?

19

The NEA, JetBlue's "First Prize," Is Already Opposed on Grounds it Is Anticompetitive

Breaking Down the NEA

	The Short	The Long
What is it?	**Anticompetitive, De Facto Merger**	• We believe the NEA is an anticompetitive alliance between JetBlue and American Airlines, the largest airline in the world ***"de facto merger between American and JetBlue [with] impact on consumers [that] extends far beyond Massachusetts and New York."*** **- DOJ**
Has it been approved by antitrust regulators?	**No**	• The DOJ is currently in active litigation to block the NEA on grounds that it is anticompetitive ***"The Northeast Alliance will cause hundreds of millions of dollars of harm to air passengers"*** **– DOJ**
What is Spirit's view?	**Should be blocked**	• Spirit agrees with the DOJ that the Northeast Alliance is anticompetitive and should be blocked • Spirit is a potential witness for the DOJ in its suit and an outspoken critic of the alliance • Numerous other airlines, air travel organizations and policy non-profits have also expressed strong opposition
How could DOJ approve a Spirit acquisition while litigating against the NEA or if the NEA is allowed to remain in place?	**We have no idea!**	• Spirit believes a combination of JetBlue and Spirit would make the NEA even more anticompetitive than it is already

We asked JetBlue to abandon the NEA if required to obtain approval for an acquisition of Spirit and it has refused to do so…it stretches credulity to believe a JetBlue acquisition would be approved while DOJ is suing to block the NEA or if the NEA is allowed to remain in place

Source: DOJ Complaint and Press Release.

20

The NEA Is Not "Limited" and "Pro-Competitive" as JetBlue Asserts

JetBlue & American Will Control Most Capacity from the Northeast[(1)(2)(3)]...

(2019 Northeast[(2)] Domestic Market Share)



~2x Delta share and equal to Delta + United's combined share
15%
37%
19%
17%
jetBlue
jetBlue

...Which Is the Most Lucrative Market in the U.S...

(2019 SLA PRASM)



Highest unit revenues in the U.S.
12.1¢
11.8¢
11.3¢
11.1¢
10.4¢
Northeast[(2)]
Midwest
Southwest
West
Southeast

...JetBlue's Most Important Market To / From the Northeast Is Florida

(Based on 2019 Domestic ASMs)



46% of Spirit's domestic capacity[(1)] touches Florida
30% of JetBlue's domestic capacity[(1)] is between Northeast[(2)] and Florida
30%
46%
jetBlue
spirit

The NEA's impact goes well beyond the Northeast and that is why JetBlue has refused to undertake any divestitures that would materially and adversely affect the NEA

Source: Diio, DOT T-100.

1. Based on 2019 domestic ASMs.
2. Northeast region includes Connecticut, Delaware, District of Columbia, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island and Vermont.
3. Represents share of 2019 ASMs originating in Northeast region to all domestic locations.

21

Spirit Shareholders Lose in All NEA Litigation Scenarios


Potential Litigation Outcomes
Will JetBlue win the NEA litigation?
Yes
No
NEA Allowed
Further limits ability for JetBlue to engage in M&A
Still a high-fare airline trying to buy a low-fare airline and raise fares
NEA Blocked
JetBlue and / or American likely appeals which can take a year or longer to resolve
Still a high-fare airline trying to buy a low-fare airline and raise fares
Inability to consummate a transaction with Spirit

- We consider **JetBlue's simplistic view** on litigation outcomes to be severely flawed, inaccurate and misleading
- If JetBlue wins or settles the NEA litigation, the **DOJ will be even more determined to stop a JetBlue acquisition of Spirit** as JetBlue will have just completed a de facto merger with American Airlines (the largest airline in the world) – this is not a reasonable risk for Spirit's shareholders to bear
- If JetBlue loses the NEA litigation, **JetBlue (and / or American) would likely appeal in a last-ditch effort to save the anticompetitive alliance that it has implied is more important than an acquisition of Spirit – that process could take well over a year to resolve**
- Neither outcome changes the fact that **JetBlue is a high-fare airline trying to buy a low-fare airline** and raise fares
- **In all cases, Spirit shareholders lose** with JetBlue's proposal as it is not reasonably capable of being consummated

The anticompetitive NEA should be blocked and Spirit cannot commit to a deal that leaves its shareholders on the sidelines while JetBlue engages in a litigation marathon with DOJ

22

Wolfe Research (April 8, 2022): • Bottom Line: This situation reminds us a lot of CP-CNI-KSU a year ago, with a much higher offer from CNI but a lot more regulatory risk. We continue to see a tougher regulatory path for JBLU...” • Back-Testing the JetBlue Effect: “We try and back-test this claim [by JetBlue]: “Data shows the "JetBlue Effect" is more effective than the ultra-low-cost model in lowering legacy fares and bringing heightened competition to underserved legacy markets. Therefore, more consumers will benefit from the expanded service offerings provided by the combined airline” One year after JBLU entered those 83 markets, fares on average rebounded modestly after falling sharply initially…But in the markets that ULCC entered, fares continued to trend even lower a year later, indicating much greater pressure on fares…our data suggest it’s really hard to argue that the JetBlue effect is more effective at driving down fares than the ULCC effect. • On Gap in Fares Between JBLU – SAVE and ULCC – SAVE: Among 39 shared, nonstop markets between SAVE and JBLU, SAVE had the lower fare 82% of the time, and SAVE fares were $58 or 32% lower, on average. In contrast, fares between ULCC and SAVE, as expected, were far tighter. ULCC has the lower fare in 28 of the 68 shared, nonstop markets and ULCC fares were just $4 lower, on average, or less than 5% lower. This is arguably one of the biggest hurdles that JBLU is facing. It has consistently higher fares than SAVE, and its acquisition of SAVE would eliminate one of the largest ULCCs in the market. Core JetBlue Claims Do Not Hold Up To Third Party Scrutiny 23

We Believe JetBlue's Real Motivation Is to Break Up The Spirit / Frontier Merger

With fares >3x higher than Spirit and Frontier, JetBlue appears to be worried about competing against a combined ULCC that has greater reach and a larger network than JetBlue!

JetBlue vs. Spirit / Frontier[1]

Spirit / Frontier Merger Creates National ULCC with Greater Reach than JetBlue…

…And a Much Lower Cost Base to Undercut JetBlue on prices…JetBlue Loses but Consumers Win!



Destinations Served
107
85
145+
jetBlue
Passengers (MM)
30.1
30.8
51.5
jetBlue
CASM Ex-Fuel
10.1¢
7.0¢
6.7¢
jetBlue

JetBlue Seems Afraid to Compete with a Combined ULCC…and We Understand Why

- True national ULCC with an expansive network
- Unit costs are ~32% below JetBlue's unit costs before cost savings[1][2]
- JetBlue's high fares already repel many customers leading to its weak financial performance relative to ULCCs (or any other airline), but at least it has a scale advantage…
- …With that scale advantage gone, JetBlue may be understandably afraid of becoming irrelevant
- JetBlue still wins if the Spirit / Frontier merger does not happen, but Spirit shareholders and the American public lose BIG TIME

1. Based on FY2021 or as of December 31, 2021.
2. Based on average of Spirit and Frontier 2021 CASM Ex-Fuel vs. JetBlue 2021 CASM Ex-Fuel.

24

JetBlue Has Publicly Stated a Combined Spirit / Frontier Presents Significant Risk to its Business

JetBlue added the Spirit / Frontier combination to its 2021 10-K risk factors, confirming the combination can impact their competitiveness given the potential fare reductions

Excerpt From Page 21 of JetBlue's 2021 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 000-49728

jetBlue

"...in February 2022, Frontier Airlines and Spirit Airlines announced an intention to merge. If the proposed merger meets regulatory and stockholder approval, **the combined airline is expected to be a larger competitor to JetBlue, which may affect our competitiveness."**

Source: JetBlue 2021 10-K.

25